NO ACT

PE
12-13-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003961

DIVISION OF
CORPORATION FINANCE

January 8, 2014

R.W. Smith, Jr.
DLA Piper LLP (US)
jay.smith@dlapiper.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 1-8-14

Re: T. Rowe Price Group, Inc.
Incoming letter dated December 13, 2013

Dear Mr. Smith:

This is in response to your letter dated December 13, 2013 concerning the shareholder proposal submitted to T. Rowe Price by Qube Investment Management Inc. We also have received a letter from the proponent dated December 13, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

January 8, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: T. Rowe Price Group, Inc.
Incoming letter dated December 13, 2013

The proposal relates to compensation.

There appears to be some basis for your view that T. Rowe Price may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of T. Rowe Price's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if T. Rowe Price omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which T. Rowe Price relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



13 December 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

RE: Shareholder Proposal Submitted by Qube Investment Management Inc, Pursuant to Rule 14a-8 Under the Securities Exchange Act for T Rowe Price Group

Dear Sir or Madam:

I trust this letter finds you well.

Qube Investment Management Inc., a Registered Portfolio Management firm in the Canadian Provinces of Alberta and British Columbia, respectfully submits this letter in response to the December 13th submission by T Rowe Price Group opposing the shareholder proposal made by Qube Investment Management in November of 2013. While we wish for our proposal to be included in the corporate proxy materials of the upcoming Annual Meeting of Shareholders, T Rowe Price has requested the opportunity for it to be denied.

We were disappointed that T Rowe Price was unwilling to discuss our proposal with us prior to the filing of their "no action" request. We believe that the addressing of shareholder concerns is important and critical to maintaining a healthy and confident public market. We do wish to proceed with the Proposal and offer the following responses to the "no action" arguments:

I. T Rowe Allegation – Qube did not furnish proof of eligibility.

Qube supplied T Rowe, attached to our shareholder proposal, a custodial letter confirming our ownership position. As public companies today can have millions of shareholders using thousands of intermediaries, we believe that some flexibility has to be allowed in the confirmation of proposal eligibility. Should T Rowe have asked for more information, we would have been more than happy to supply it. We attach to this letter an official report from our custodian showing our shareholdings in T Rowe with a supporting letter affirming the validity of the report to satisfy conditions under Rule 14a-8. Without question, we are eligible to make this proposal and believe that the use of technical obstacles is contrary to the encouragement of an engaged shareholder.

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

II. T Rowe Allegation - The Proposal may be excluded under Rule 14a-8(i)(1) because the Proposal is not a proper subject under the laws of the State of Maryland;

Qube Responds – We believe that the cited legislation from Maryland is intended to ensure exactly what is being done here; protect shareholder control from contrary influences. We agree with T Rowe that directors, in their capacity as representatives of the shareholder, must be in control of the company. On the other hand, Directors do not operate in a vacuum and they have numerous requirements, restrictions, duties and responsibilities imposed upon them by the shareowners. We do not believe that a FIVE MILLION DOLLAR pay cap on an executive officer will limit Director control of the corporation.

III. T Rowe Alleges – The Proposal is Vague and Indefinite

Our twenty-three-word proposal was designed to be clear and definite. "Named Executive Officers" are the employees cited by the T Rowe in their prior proxy filings and the subject of the report from the Executive Compensation Committee in said filings. This term and its related definition is a clear and common convention used by public companies including T Rowe. We specifically used the T Rowe vocabulary to ensure clarity and consistency of the proposal.

Our use of "Total Compensation" also follows the common convention used in proxy filings and specifically recent proxy reports from T Rowe. In the 2013 proxy filing, T Rowe used the term "Total Compensation" ten times including in a "Total Compensation Table" for "Named Executive Officers (NEOs)". We specifically used the T Rowe vocabulary to ensure clarity and simplicity of the proposal.

Finally, details such as the time frame would also follow obvious reporting conventions already in place. In the annual proxy filings from T Rowe, annual Total Compensation for Named Executive Officers is reported.

We do not believe this proposal needs adjustment or amendment. We believe that all shareholders will be able to read its twenty-three words and instantly understand, thanks its consistency with T Rowe's prior proxy materials, exactly what it means.

CONCLUSION

For the reasons stated above, we ask that the SEC allow our proposal to be included in the Company's upcoming proxy materials. We believe that shareholder proposals offer a rare opportunity for shareowners to exercise their rights to ensure adequate stewardship of the corporation. We further believe that an active and engaged shareholder is a critical element in a healthy financial market and such dialogue entirely what the annual shareholder's meeting is designed to facilitate.

We want to thank the SEC for the time required to process such matters. Please advise if you have any questions and best regards,

Best regards,

Ian Quigley, MBA
Portfolio Manager, QIM
ian@qubeconsulting.ca

cc. T Rowe Price Group c/o Christopher Edwards
christopher.edwards@dlapiper.com



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Dec. 11/2013

To Whom It May Concern:

This is to verify that TDW is Depository Trust Company under DTC # 5036. Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid.
The Security Record and Positions Report provide a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

Please advise if you require more information.

Regards,

Hediyeh Sarayani	Melina Jesuvant
Account Manager	Manager, Service Delivery





INSTITUTIONAL SERVICES

Security Record and Positions Report

as of 11-26-2013

Firm: Qube Investment Management Inc.

Security			Account				Balances			Error
	Date	Account ShrtName	Account Number	Account Type	RR	Current Quantity	Safe Keeping Segregated Quantity	Pending Quantity	Registered Quantity	
	07-04-2012		6YOB32A		YB8S	32	0	0	0	
	07-04-2012		6YOB32A		YB8S	32	0	0	0	
	08-13-2012		6YOB36B		YB8S	55	0	0	0	
	08-13-2012		6YOB36B		YB8S	55	0	0	0	
	07-04-2012		6YOB38S		YB8S	122	0	0	0	
	07-04-2012		6YOB38S		YB8S	122	0	0	0	
	10-31-2013		6YOB40S		YB8S	104	0	0	0	
	10-31-2013		6YOB40S		YB8S	104	0	0	0	
	10-25-2013		6YOB41T		YB8S	84	0	0	0	
	10-25-2013		6YOB41T		YB8S	84	0	0	0	
	07-04-2012		6YOB43T		YB8S	58	0	0	0	
	07-04-2012		6YOB43T		YB8S	58	0	0	0	
	07-04-2012		6YOB47S		YB8S	26	0	0	0	
	07-04-2012		6YOB47S		YB8S	26	0	0	0	
	07-04-2012		6YOB50S		YB8S	27	0	0	0	
	07-04-2012		6YOB50S		YB8S	27	0	0	0	
	07-04-2012		6YOB55B		YB8S	97	0	0	0	
	07-04-2012		6YOB55B		YB8S	97	0	0	0	
	07-04-2012		6YOB58A		YB8S	25	0	0	0	
	07-04-2012		6YOB58A		YB8S	25	0	0	0	
	02-15-2013		6YOB59B		YB8S	240	0	0	0	
	02-15-2013		6YOB59B		YB8S	240	0	0	0	
	07-04-2012		6YOB63S		YB8S	111	0	0	0	
	07-04-2012		6YOB63S		YB8S	111	0	0	0	
	07-04-2012		6YOB69S		YB8S	20	0	0	0	
	07-04-2012		6YOB69S		YB8S	20	0	0	0	
	10-31-2013		6YOB71B		YB8S	24	0	0	0	
	10-31-2013		6YOB71B		YB8S	24	0	0	0	
	07-30-2013		6YOB73B		YB8S	150	0	0	0	
	07-30-2013		6YOB73B		YB8S	150	0	0	0	
	11-21-2013		6YOB79B		YB8S	33	0	0	0	
	11-21-2013		6YOB79B		YB8S	33	0	0	0	
	07-04-2012		6YOB85B		YB8S	126	0	0	0	
	07-04-2012		6YOB85B		YB8S	126	0	0	0	
	07-05-2012		6YOB86B		YB8S	300	0	0	0	
	07-05-2012		6YOB86B		YB8S	300	0	0	0	
	11-08-2013		6YOB88S		YB8S	167	0	0	0	
	11-08-2013		6YOB88S		YB8S	167	0	0	0	
	10-02-2012		6YOB92S		YB8S	60	0	0	0	
	10-02-2012		6YOB92S		YB8S	60	0	0	0	
	09-20-2012		6YOB93S		YB8S	30	0	0	0	
	09-20-2012		6YOB93S		YB8S	30	0	0	0	
	07-04-2012		6YOB96S		YB8S	24	0	0	0	
	07-04-2012		6YOB96S		YB8S	24	0	0	0	
	07-04-2012		6YOB97S		YB8S	30	0	0	0	
	07-04-2012		6YOB97S		YB8S	30	0	0	0	
	11-21-2013		6YOBABS		YB8S	110	0	0	0	
	11-08-2013		6YOBACB		YB8S	225	0	0	0	
	06-25-2013		6YOBAEB		YB8S	113	0	0	0	
	11-19-2013		6YOBANB		YB8S	84	0	0	0	
	09-18-2013		6YOBAST		YB8S	41	0	0	0	
	07-04-2012		6YOC01S		YB8S	30	0	0	0	
	07-04-2012		6YOC04S		YB8S	46	0	0	0	
	06-25-2013		6YOC06J		YB8S	43	0	0	0	
	07-04-2012		6YOC12S		YB8S	34	0	0	0	
	02-15-2013		6YOC23B		YB8S	170	0	0	0	
	07-05-2012		6YOC28A		YB8S	38	0	0	0	
	07-11-2012		6YOC29S		YB8S	23	0	0	0	
	07-11-2012		6YOC32T		YB8S	30	0	0	0	
	07-11-2012		6YOC34B		YB8S	113	0	0	0	
	07-25-2012		6YOC37B		YB8S	136	0	0	0	
	11-14-2012		6YOC45S		YB8S	65	0	0	0	
	01-07-2013		6YOC51S		YB8S	45	0	0	0	
	12-21-2012		6YOC56B		YB8S	75	0	0	0	
	12-11-2012		6YOC57S		YB8S	35	0	0	0	
	12-21-2012		6YOC59S		YB8S	21	0	0	0	
	01-22-2013		6YOC65S		YB8S	69	0	0	0	
	05-01-2013		6YOC67B		YB8S	64	0	0	0	
	01-22-2013		6YOC69S		YB8S	26	0	0	0	
	05-03-2013		6YOC74J		YB8S	26	0	0	0	
	07-10-2013		6YOC76S		YB8S	26	0	0	0	
	05-01-2013		6YOC85B		YB8S	53	0	0	0	
	06-13-2013		6YOC86S		YB8S	47	0	0	0	
	09-09-2013		6YOC96F	M	YB8S	42	0	0	0	
	11-25-2013		6YOC97S		YB8S	100	0	0	0	
	07-30-2013	IPP FOR CONNECTE	6YOC99B		YB8S	62	0	0	0	
~553619		**T ROWE PRICE GRP INC**	**CUSIP=74144T108**							
	07-04-2012		6YOB08A		YB8S	100	0	0	0	
	07-04-2012		6YOB08A		YB8S	100	0	0	0	
	12-26-2012		6YOB17B		YB8S	140	0	0	0	
	12-26-2012		6YOB17B		YB8S	140	0	0	0	
	11-20-2013		6YOB21T		YB8S	92	0	0	0	
	11-20-2013		6YOB21T		YB8S	92	0	0	0	
	07-04-2012		6YOB26S		YB8S	40	0	0	0	
	07-04-2012		6YOB26S		YB8S	40	0	0	0	
	10-25-2012		6YOB32A		YB8S	55	0	0	0	
	10-25-2012		6YOB32A		YB8S	55	0	0	0	
	08-10-2012		6YOB36B		YB8S	115	0	0	0	
	08-10-2012		6YOB36B		YB8S	115	0	0	0	
	07-04-2012		6YOB39S		YB8S	299	0	0	0	
	07-04-2012		6YOB39S		YB8S	299	0	0	0	



INSTITUTIONAL SERVICES

TD Waterhouse Institutional Services

Security Record and Positions Report

as of 11-26-2013

Firm: Qube Investment Management Inc.

Security			Account				Balances			Error
	Date	Account ShrtName	Account Number	Account Type	RR	Current Quantity	Safe Keeping Segregated Quantity	Pending Quantity	Registered Quantity	
	07-04-2012		6YQB43T		YB8S	122	0	0	0	
	07-04-2012		6YQB43T		YB8S	122	0	0	0	
	07-04-2012		6YQB47S		YB8S	58	0	0	0	
	07-04-2012		6YQB47S		YB8S	58	0	0	0	
	10-30-2013		6YQB55B		YB8S	136	0	0	0	
	10-30-2013		6YQB55B		YB8S	136	0	0	0	
	12-11-2012		6YQB57B		YB8S	130	0	0	0	
	12-11-2012		6YQB57B		YB8S	130	0	0	0	
	08-30-2012		6YQB59B		YB8S	400	0	0	0	
	08-30-2012		6YQB59B		YB8S	400	0	0	0	
	09-20-2012		6YQB64B		YB8S	230	0	0	0	
	09-20-2012		6YQB64B		YB8S	230	0	0	0	
	07-04-2012		6YQB69S		YB8S	41	0	0	0	
	07-04-2012		6YQB69S		YB8S	41	0	0	0	
	06-25-2013		6YQB73B		YB8S	236	0	0	0	
	06-25-2013		6YQB73B		YB8S	236	0	0	0	
	11-21-2013		6YQB79B		YB8S	66	0	0	0	
	11-21-2013		6YQB79B		YB8S	66	0	0	0	
	07-05-2012		6YQB86B		YB8S	273	0	0	0	
	07-05-2012		6YQB86B		YB8S	273	0	0	0	
	11-08-2013		6YQB88B		YB8S	308	0	0	0	
	11-08-2013		6YQB88B		YB8S	308	0	0	0	
	10-02-2012		6YQB89S		YB8S	70	0	0	0	
	10-02-2012		6YQB89S		YB8S	70	0	0	0	
	09-20-2012		6YQB93S		YB8S	55	0	0	0	
	09-20-2012		6YQB93S		YB8S	55	0	0	0	
	07-04-2012		6YQB94S		YB8S	47	0	0	0	
	07-04-2012		6YQB94S		YB8S	47	0	0	0	
	09-27-2013		6YQBABS		YB8S	184	0	0	0	
	11-08-2013		6YQBACB		YB8S	361	0	0	0	
	06-25-2013		6YQBAEB		YB8S	182	0	0	0	
	11-22-2013		6YQBANB		YB8S	0	0	111	0	
	09-18-2013		6YQBAST		YB8S	93	0	0	0	
	11-01-2013		6YQBAUT		YB8S	400	0	0	0	
	07-04-2012		6YQC04S		YB8S	98	0	0	0	
	09-20-2012		6YQC12S		YB8S	170	0	0	0	
	07-04-2012		6YQC23B		YB8S	262	0	0	0	
	07-05-2012		6YQC26A		YB8S	78	0	0	0	
	07-11-2012		6YQC29B		YB8S	52	0	0	0	
	08-15-2012		6YQC32T		YB8S	150	0	0	0	
	07-11-2012		6YQC34B		YB8S	247	0	0	0	
	07-25-2012		6YQC37B		YB8S	278	0	0	0	
	11-14-2012		6YQC45S		YB8S	115	0	0	0	
	12-21-2012		6YQC55S		YB8S	115	0	0	0	
	12-11-2012		6YQC57S		YB8S	60	0	0	0	
	12-21-2012		6YQC63B		YB8S	44	0	0	0	
	01-22-2013		6YQC66S		YB8S	141	0	0	0	
	04-29-2013		6YQC67S		YB8S	100	0	0	0	
	01-22-2013		6YQC69B		YB8S	53	0	0	0	
	04-29-2013		6YQC75S		YB8S	48	0	0	0	
	05-03-2013		6YQC77S		YB8S	41	0	0	0	
	04-29-2013		6YQC78S		YB8S	48	0	0	0	
	04-29-201		6YQC85D		YB8S	82	0	0	0	
	05-16-2013		6YQC86K		YB8S	86	0	0	0	
	06-12-2013		6YQC94J		YB8S	260	0	0	0	
	09-30-2013		6YQC97S		YB8S	200	0	0	0	
	07-30-2013	...ECTE	6YQC99B		YB8S	97	0	0	0	
– 554303		...R & GAMBLE CO.		CUSIP=742718109						
	07-04-2012		6YQB06A		YB8S	63	0	0	0	
	07-04-2012		6YQB06A		YB8S	63	0	0	0	
	12-28-2012		6YQB17B		YB8S	130	0	0	0	
	12-26-2012		6YQB17B		YB8S	130	0	0	0	
	11-01-2013		6YQB21T		YB8S	84	0	0	0	
	11-01-2013		6YQB21T		YB8S	84	0	0	0	
	07-04-2012		6YQB26S		YB8S	40	0	0	0	
	07-04-2012		6YQB26S		YB8S	40	0	0	0	
	07-04-2012		6YQB32A		YB8S	54	0	0	0	
	07-04-2012		6YQB32A		YB8S	54	0	0	0	
	08-13-2012		6YQB36B		YB8S	90	0	0	0	
	08-13-2012		6YQB36B		YB8S	90	0	0	0	
	07-04-2012		6YQB38S		YB8S	187	0	0	0	
	07-04-2012		6YQB38S		YB8S	187	0	0	0	
	10-25-2013		6YQB41T		YB8S	142	0	0	0	
	10-25-2013		6YQB41T		YB8S	142	0	0	0	
	07-05-2012		6YQB44T		YB8S	89	0	0	0	
	07-05-2012		6YQB44T		YB8S	89	0	0	0	
	07-04-2012		6YQB47S		YB8S	42	0	0	0	
	07-04-2012		6YQB47S		YB8S	42	0	0	0	
	07-04-2012		6YQB50S		YB8S	42	0	0	0	
	07-04-2012		6YQB50S		YB8S	42	0	0	0	
	07-04-2012		6YQB55B		YB8S	148	0	0	0	
	07-04-2012		6YQB55B		YB8S	148	0	0	0	
	07-04-2012		6YQB58A		YB8S	39	0	0	0	
	07-04-2012		6YQB58A		YB8S	39	0	0	0	
	07-04-2012		6YQB59B		YB8S	271	0	0	0	
	07-04-2012		6YQB59B		YB8S	271	0	0	0	
	07-04-2012		6YQB63S		YB8S	167	0	0	0	
	07-04-2012		6YQB63S		YB8S	167	0	0	0	
	07-04-2012		6YQB69S		YB8S	34	0	0	0	
	07-04-2012		6YQB69S		YB8S	34	0	0	0	
	06-25-2013		6YQB73B		YB8S	228	0	0	0	

Program: IB030SRP01



DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. Smith, Jr.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

December 13, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Qube Investment Management Inc.

Ladies and Gentlemen:

We are counsel to T. Rowe Price Group, Inc. (the "Company") and, on behalf of the Company, we respectfully submit this letter and the enclosed materials in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As discussed below, the Company received a stockholder proposal (the "Proposal") from Qube Investment Management Inc. (the "Proponent") for inclusion in the Company's proxy materials for its 2014 Annual Meeting of Stockholders (the "2014 Proxy Materials"). The Proposal directs the Company's Board of Directors and/or Executive Compensation Committee to limit the total compensation for each named executive officer.

The Company believes the Proposal may be properly excluded from the 2014 Proxy Materials pursuant to: (i) Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide a statement of continuous ownership for twelve months prior to the submission of the Proposal, (ii) Rule 14a-8(i)(1) because the Proposal is improper under Maryland law, and (iii) Rule 14a-8(i)(3) because the Proposal is so inherently vague and indefinite as to be misleading.

We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2014 Proxy Materials for the reasons discussed below.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), we have submitted this letter and the related materials to the Commission via e-mail to shareholderproposals@sec.gov.



A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2014 Proxy Materials.

The Company currently intends to file its definitive 2014 Proxy Materials with the Commission on or about March 14, 2014.

THE PROPOSAL

PROPOSAL — Total Executive Compensation Gross Pay Cap at $5,000,000

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to FIVE MILLION DOLLARS.

The letter submitting the Proposal is attached as Exhibit A.

I. The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide sufficient support that it continuously held the requisite amount of the Company's securities for a one-year period prior to the submission of the Proposal.

The Proponent initially submitted the Proposal to the Company in a letter dated November 5, 2013 (the "Initial Submission") that was received by the Company on November 7, 2013. The Initial Submission did not provide verification of the Proponent's ownership of the requisite number of Company shares for a continuous one-year period prior to the submission of the Proposal. The Initial Submission is attached to this letter as Exhibit A.

On November 15, 2013, within 14 days of receiving the Initial Submission, the Company sent the Proponent a letter via facsimile and U.S. mail, notifying it of the Initial Submission's procedural deficiencies, as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached to this letter as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- that the Proponent demonstrate that it continuously held Company stock of at least $2,000 in market value, or 1%, for at least one year as of November 7, 2013; and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

On November 20, 2013, we received the Proponent's response to the Deficiency Notice, which is attached to this letter as Exhibit C. The Proponent's response did not include



verification that the Proponent continuously held the requisite amount of shares for a one-year period prior to the submission of the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that:

> In order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [a stockholder] submit[s] the proposal.

The Company received the Initial Submission from the Proponent on November 7, 2013. Included with the Initial Submission was a letter from TD Waterhouse dated October 21, 2013, indicating that as of October 23, 2013, the Proponent held 7,028 shares of the Company's common stock. In Staff Legal Bulletin No. 14F (October 18, 2011), the Staff noted that a common error in establishing eligibility is that the proponent's statement "speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted." (emphasis in original). The verification letter from TD Waterhouse confirms that the Proponent owned the requisite number of Company shares on a date (October 23, 2013) that was earlier than the date of the Initial Submission (November 5, 2013). In addition, the statement from TD Waterhouse confirms ownership of the Company shares as of one date only, October 23, 2013, and does not confirm continuous ownership for a one-year period. Accordingly, the letter from TD Waterhouse is deficient in multiple respects and fails to demonstrate continuous ownership of the shares for a period of one year as of the time the Proponent submitted the Proposal.

Following receipt of the Initial Submission, the Company advised the Proponent in the Deficiency Notice that its submission was deficient for failure to provide proof of continuous ownership of the Company's stock for the time period required by Rule 14a-8(b). On November 20, 2013, the Company received additional information from the Proponent. This information consisted of the original statement from TD Waterhouse dated October 21, 2013, stating the Proponent's ownership as of October 23, 2013, as well as a security position report dated as of November 19, 2013. The addition of the security position report does not cure the deficiencies noted above because it does not provide proper support that the Proponent has continuously held the requisite amount of securities for a one-year period through the date of the Initial Submission.

In Staff Legal Bulletin No. 14 (July 13, 2001), the Staff stated that a stockholder's periodic investment statements are insufficient to demonstrate continuous ownership of securities for the required period of time, because investment statements provide a snapshot of ownership at a given point, and do not demonstrate the overall period of ownership. Accordingly, the Staff



requires that a stockholder "submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." (emphasis in original). *See also, Exxon Mobil Corp.* (avail. January 29, 2008) (printout of investment account statement did not prove continuous ownership) and *General Motors Corporation* (avail. April 5, 2007) (account statements from the company's stock purchase plan administrator did not constitute proof of continuous ownership).

The Proponent's attempt to verify its eligibility to submit the Proposal, which consists of the verification statement from TD Waterhouse provided with the Initial Submission and the security position report, does not satisfy the holding period requirements because (1) it speaks as of a date preceding the date of the Initial Submission, leaving a gap between the date of the eligibility verification and the submission date and (2) the verification did not include a statement that the shares were held for a continuous one-year period. Because the Proponent failed to provide satisfactory proof of continuous ownership of the Company's stock for a period of one year up to and including November 5, 2013, the date of the Initial Submission, the Proposal submitted by the Proponent may be excluded under Rule 14a-8(f).

II. The Proposal may be excluded under Rule 14a-8(i)(1) because it is not a proper subject for action by stockholders under the laws of Maryland, the jurisdiction of the Company's organization.

Rule 14a-8(i)(1) provides that a stockholder proposal may be excluded if it is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization. The Commission has had a long-standing position that proposals that mandate or direct the board to take specific action on matters that fall within the powers of a company's board of directors under state corporation law may constitute an unlawful intrusion on the board's discretionary authority and may be excludable under Rule 14a-8(i)(1). *See* Release No. 34-12999 (November 22, 1976). It is clear that the Proposal does mandate action, and is not made as a recommendation or a request.

Under the Maryland General Corporation Law (the "MGCL"), the business and affairs of a corporation are managed under the direction of the board of directors, and all powers of the corporation may be exercised by or under the authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation. *See* Annotated Code of Maryland, Corporations and Associations Article, Section 2-401. The Proposal seeks to circumvent the board of directors and mandate a limit on executive compensation in contravention of the board of directors' discretionary authority under Maryland law. Nothing in the Maryland corporate laws, or in the Company's charter or bylaws, gives the stockholders authority over executive compensation. Therefore, the Proposal improperly attempts to mandate action by setting an absolute limit on executive compensation, thereby infringing on the discretion reserved to the board of directors under Maryland law.



The Staff has previously agreed that proposals that mandate board action by a Maryland corporation could be properly excluded. *See, e.g., T. Rowe Price Group, Inc.* (avail. January 17, 2003) (regarding a proposal mandating that stock options owned by executive officers be expensed on the company's balance sheet). More recently, the Staff has permitted the exclusion of stockholder proposals in other jurisdictions that mandated board action inconsistent with the discretionary authority provided under state law. *See Celgene Corp.* (avail. March 27, 2013) (regarding a proposal under Delaware law mandating that the chair of the board be a director who is not also an executive officer) and *IEC Electronics Corp.* (avail. October 31, 2012) (regarding a proposal under Delaware law relating to stockholder approval of certain incentive awards for executive officers and directors).

The Proposal mandates a limit on executive compensation in contravention of the board of directors' discretionary authority under Maryland law. Accordingly, the Company believes the Proposal is not proper for stockholder action under Maryland law and is excludable under Rule 14a-8(i)(1). Attached as Exhibit D is a copy of our opinion, as the Company's Maryland counsel, in support of the position that the Proposal is not a proper subject for action by stockholders under the laws of Maryland.

III. The Proposal may be excluded under Rule 14a-8(i)(3) because it is so inherently vague and indefinite as to be misleading.

Rule 14a-8(i)(3) permits exclusion of a stockholder proposal and supporting statement if either is contrary to the Commission's proxy rules. Rule 14a-9 prohibits the making of false or misleading statements in proxy materials. In Staff Legal Bulletin No. 14B (September 15, 2004), the Staff indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Proposal fails to clearly define three critical elements and as a result, the Company and stockholders may reasonably come to conflicting interpretations as to the specific actions required by the Proposal.

First, the population of employees whose compensation is to be limited is unclear. The Proposal refers to "Named Executive Officers." It is uncertain from the Proposal when the named executive officers should be determined for purposes of limiting compensation as required in the Proposal. Pursuant to Item 402(b) of Regulation S-K, the named executive officers for purposes of disclosure in the Company's proxy statement is made as of the company's last completed fiscal year, after compensation that would be required to be limited pursuant to the Proposal has already been earned. Moreover, if the limitation were to apply prospectively to those officers who were named executive officers for the previous year then, depending on the amount of compensation earned by executive officers during the current year, the named executive officers may change and the Proposal may not limit the compensation for



the actual named executive officers for the most recent fiscal year. In short, it is not clear when the limit should be used and to which executive officers the limit should be applied.

Secondly, the Proposal refers to "total compensation," but does not specify what should be included in determining total compensation. For example, it is not clear whether total compensation is measured as salary and bonus awards paid to the executive officers during the course of the year or if it should be comprised of other elements of compensation including equity awards and deferred compensation. It is also not clear if the value of previously granted options that are exercised by executive officers during the year should be included in total compensation, even though the timing of such option exercises are beyond the control of the Company.

Finally, there is no timeframe referenced over which total compensation should be determined. There is no indication whether the Proposal is mandating an annual limitation on executive compensation or whether it extends over a longer or shorter period of time.

In *Fuqua Industries, Inc.* (avail. March 12, 1991), the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." The Staff has allowed exclusion of similar proposals seeking to limit executive compensation, because they were vague in their key terms. In *General Electric Company* (avail. February 5, 2003), a proposal urging the board to "seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define the critical terms "compensation" and "average wage" or otherwise provide guidance on how the proposal should be implemented. In *Eastman Kodak Company* (avail. March 3, 2003), a proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued. More recently, the Staff has allowed exclusion of proposals relating to executive compensation because key terms were not sufficiently defined. For example, in *FirstEnergy Corp.* (February 21, 2013), a proposal limiting the vesting of equity awards upon a change of control failed to sufficiently define "change of control" and certain other terms.

In its current state, the Proposal would have to be significantly rewritten for it to comply with the Commission's proxy rules. In Staff Legal Bulletin No. 14B, the Staff made clear that its practice of permitting proponents to revise deficient proposals was limited to revisions "that are minor in nature and do not alter the substance of the proposal." This policy is intended to address proposals "that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily." The Staff referenced Staff Legal Bulletin No. 14 where it noted that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as



materially false or misleading." Because the Proposal's key terms are so vague and indefinite, the entire Proposal would need significant revision before it would comply with the Commission's proxy rules. Therefore, the Staff's policy of permitting minor revisions to a proposal should not apply, and the entire Proposal should be excluded pursuant to Rule 14a-8(i)(3).

For the reasons stated above, neither stockholders nor the Company would be able to determine with any reasonable certainty what actions the Proposal requires, and consequently, the Company would be unable to implement the Proposal in a manner consistent with the expectations of its stockholders. As a result, the Proposal warrants exclusion under Rule 14a-8(i)(3).

Conclusion

For the reasons contained in this letter and based on the authorities cited herein, the Company believes that the Proposal may properly be omitted from the 2014 Proxy Materials. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the 2014 Proxy Materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.

DLA PIPER LLP (US)

cc: Ian Quigley, MBA
Qube Investment Management Inc.

EXHIBIT A

INITIAL SUBMISSION



QUBE

November 5, 2013

Mr. David Oestreicher
Corporate Secretary
T. Rowe Price
100 E. Pratt Street
Mail Code BA-1020
Baltimore, MD 21202

RE: Independent Shareholder Proposal

Dear Mr. Oestreicher:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 100 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold your shares in our portfolio since April 2012 and have attached proof of ownership from our institutional brokerage/custodian. Our intention is to continue holding these securities through to the Annual Meeting of our Shareholders and likely well beyond that.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Total Executive Compensation Gross Pay Cap at $5,000,000

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to FIVE MILLION DOLLARS.

SUPPORTING STATEMENT

As a world leader in Global Investing, T. Rowe Price should take the lead in addressing continued public criticism that executive officers have been offered excessive compensation in recent years.

The 2012 US Census Bureau American Community Survey (www.census.gov) states that the median household income in the US was $51,371. In the 2012 proxy filing, we found Named Executive Positions (NEO) at T. Rowe Price earning over EIGHT MILLION DOLLARS.

It is reasonable to expect a rational link between the compensation programs of all employees worldwide and a *fantastic* concept that any one employee's contribution could be considered so much greater than the contribution of the other team members.

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

A basic premise in the design of executive compensation is peer benchmarking. Research, including from the Conference Board, illustrates the flaw in this benchmarking logic. Three quarters of vacant CEO positions are filled from internal promotions and, when outside candidates are chosen, most are junior ranking executives brought in from elsewhere, not CEOs jumping ship. Focusing CEO compensation against peer positions ratchets gross pay while demoralizing employees with an inconsistent pay gap. As the CEO is an employee of the corporation, pay should be conducted within the context of compensation for the organization as a whole and an extension of the infrastructure that governs the rest of the company's wage program(s). This pay disconnect could demotivate employees and compromise the confidence of shareholders, both leading to lower share values.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

We would be happy to attend the meeting to communicate this proposal in person, if required. Please advise should you require any other information from us. Thank you for allowing shareholders the opportunity to make proposals at our annual shareholder's meeting.

Best regards,

Patrick Choi for Ian Quigley

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Oct. 21st 2013

To Whom It May Concern:

This is to verify that As of Oct. 23, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 7,028 shares of ROWE PRICE GRP INC.

Please advise if you require more information.

Regards,

Hediyeh Sarayani
Account Manager

Melina Jesuvant
Manager, Service Delivery



EXHIBIT B

DEFICIENCY NOTICE



DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

November 15, 2013

Ian Quigley, MBA
Qube Investment Management Inc.
200 Kendall Building
9414-91 Street NW
Edmonton, AB T6C 3P4
Fax: 780-450-6582
ian@qubeconsulting.ca

Dear Mr. Quigley,

We have received the proposal you submitted for the T. Rowe Price Group 2014 Annual Meeting of Stockholders on behalf of Qube Investment Management Inc. ("Qube"). We received the proposal on November 7, 2013.

Rule 14a-8(b) requires Qube to provide, within fourteen days of receipt of this letter, proof that it is eligible to submit a proposal. Qube must demonstrate that it continuously held T. Rowe stock of at least $2,000 in market value, or 1%, for at least one year as of November 7, 2013.

Qualifying ownership can be proven in one of two ways:

- The first way is to submit to the company a written statement from the "record" holder of Qube's securities (usually a broker or bank) verifying that, at the time it submitted its proposal, Qube continuously held the securities for at least one year as of November 7, 2013; or

- The second way to prove ownership applies only if Qube has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins. If Qube has filed one of these documents with the SEC, it may demonstrate its eligibility by submitting to the company a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level; and Qube's written statement that it continuously held the required number of shares for the one-year period as of the date of the statement.

If Qube intends to demonstrate ownership using the first method listed above, please be aware that in accordance with the SEC's Staff Legal Bulletin Nos. 14F and 14G, the written



statement must come from a DTC participant or its affiliate. The Depository Trust Company (DTC a/k/a Cede & Co.) is a registered clearing agency that acts as a securities depository. You can confirm whether Qube's broker or bank is a DTC participant by asking them, or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If Qube's bank or broker is not a DTC participant, you may need to satisfy the proof of ownership requirements by obtaining multiple statements, for example (1) one from Qube's bank or broker confirming its ownership and (2) another from the DTC participant confirming the bank or broker's ownership.

SEC rules require that Qube's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address above. Alternatively, you may email the response to jay.smith@dlapiper.com or to my fax number at 410.580.3266.

Please contact me if you have any questions. For your reference, I am enclosing a copy of Rule 14a-8 and Staff Legal Bulletin Nos. 14F and 14G.

Sincerely,

R.W. Smith, Jr.
DLA PIPER US LLP

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include

specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a

beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial.*

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting.

Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

EXHIBIT C

PROPONENT'S RESPONSE


QUBE

Nov 20, 2013

Mr. R. W. Smith, Jr.
DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600

Dear Mr. Smith:

Thank you for you letter. As per your request, please find attached the full back-up materials from our custodian. Sorry for not including that in our original submission.

We would much appreciate the chance to chat about the proposal. I am free most mornings next week should that be convenient for you.

Please advise and best regards,

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca

Edmonton: 200 Kendall Building | 9414 - 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Oct. 21st 2013

To Whom It May Concern:

This is to verify that As of Oct. 23 , 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 7,028 shares of ROWE PRICE GRP INC.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery



TD Waterhouse — Security Record and Positions Report

	10-01-2012	HANSEN ALFRED	[illegible]	[illegible]	104	0	0	0
	10-01-2012	HANSEN ALFRED	[illegible]	[illegible]	104	0	0	0
	10-05-2012	SCHULTZ EDWARD	[illegible]	[illegible]	84	0	0	0
	10-05-2012	SCHULTZ EDWARD	[illegible]	[illegible]	84	0	0	0
	07-04-2012	WASYLYSHYN ALEX	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	WASYLYSHYN ALEX	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	CLARKE CURTIS	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	CLARKE CURTIS	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	GODBOUT PAUL	[illegible]	[illegible]	97	0	0	0
	07-04-2012	GODBOUT PAUL	[illegible]	[illegible]	97	0	0	0
	07-04-2012	JIREH CAPITAL LT	[illegible]	[illegible]	97	0	0	0
	07-04-2012	JIREH CAPITAL LT	[illegible]	[illegible]	97	0	0	0
	07-04-2012	MUTH D & D	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	MUTH D & D	[illegible]	[illegible]	[illegible]	0	0	0
	08-13-2012	IPP TRUST TOMANE	[illegible]	[illegible]	240	0	0	0
	08-13-2012	IPP TRUST TOMANE	[illegible]	[illegible]	240	0	0	0
	07-04-2012	COSCO JUDITH	[illegible]	[illegible]	111	0	0	0
	07-04-2012	COSCO JUDITH	[illegible]	[illegible]	111	0	0	0
	07-04-2012	ROUSELL JUNE	[illegible]	[illegible]	20	0	0	0
	07-04-2012	ROUSELL JUNE	[illegible]	[illegible]	20	0	0	0
	10-31-2012	ROUSELL DARRELL	[illegible]	[illegible]	84	0	0	0
	10-31-2012	ROUSELL DARRELL	[illegible]	[illegible]	84	0	0	0
	07-05-2012	[illegible] ALBERTA L	[illegible]	[illegible]	180	0	0	0
	07-05-2012	[illegible] ALBERTA L	[illegible]	[illegible]	180	0	0	0
	07-04-2012	IPP FOR ALLAN RO	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	IPP FOR ALLAN RO	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	CHANT B & J	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	CHANT R & J	[illegible]	[illegible]	[illegible]	0	0	0
	08-08-2012	HARRISON COOPER	[illegible]	[illegible]	300	0	0	0
	07-05-2012	HARRISON COOPER	[illegible]	[illegible]	300	0	0	0
	11-08-2012	IPP FOR TIMOTHY	[illegible]	[illegible]	197	0	0	0
	11-08-2012	IPP FOR TIMOTHY	[illegible]	[illegible]	197	0	0	0
	10-05-2012	MORRISSEY SUSAN	[illegible]	[illegible]	60	0	0	0
	10-05-2012	MORRISSEY SUSAN	[illegible]	[illegible]	60	0	0	0
	08-30-2012	ALEXUS TIM	[illegible]	[illegible]	90	0	0	0
	08-30-2012	ALEXUS TIM	[illegible]	[illegible]	90	0	0	0
	07-04-2012	[illegible] CHRISTINE	[illegible]	[illegible]	24	0	0	0
	07-04-2012	[illegible] CHRISTINE	[illegible]	[illegible]	24	0	0	0
	07-04-2012	HORAN JACK	[illegible]	[illegible]	30	0	0	0
	07-04-2012	HORAN JACK	[illegible]	[illegible]	30	0	0	0
	11-19-2012	JANICE LAVOIE	[illegible]	[illegible]	[illegible]	0	110	0
	11-05-2012	MELANIE S WATSON	[illegible]	[illegible]	225	0	0	0
	[illegible]	HRITZUK P.A.M.	[illegible]	[illegible]	115	0	0	0
	11-19-2012	J D HENRICHS FR	[illegible]	[illegible]	84	0	0	0
	08-19-2012	DAVISON CAROL	[illegible]	[illegible]	41	0	0	0
	07-04-2012	MURPHY BASTIANN	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	VISSER ELLEN	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	[illegible] ANGELIQUE	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	[illegible] PATRICIA	[illegible]	[illegible]	94	0	0	0
	08-15-2012	IPP FOR BARRY E	[illegible]	[illegible]	170	0	0	0
	07-03-2012	[illegible] ALBERTA	[illegible]	[illegible]	96	0	0	0
	07-11-2012	HAYWARD ROBERT	[illegible]	[illegible]	[illegible]	0	0	0
	07-11-2012	DOWLER NOEL	[illegible]	[illegible]	[illegible]	0	0	0
	07-11-2012	IPP FOR GORDON A	[illegible]	[illegible]	112	0	0	0
	07-05-2012	IPP FOR [illegible]	[illegible]	[illegible]	[illegible]	0	0	0
	11-14-2012	[illegible]	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	DOWLER LESLIE	[illegible]	[illegible]	48	0	0	0
	[illegible]	CURRIE COMMUNICA	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	STANNICKY RICHAR	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	HERNANDEZ BARBAR	[illegible]	[illegible]	21	0	0	0
	[illegible]	[illegible] TERRY	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	IPP FOR [illegible]	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	PROCYSHYN [illegible]	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	TOMANEK [illegible]	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	SCOTT LISA LP	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	IPP FOR REYTECH	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	GOODBRAND IAN	[illegible]	[illegible]	47	0	0	0
	[illegible]	DUDLEY HOLDINGS	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	WHARTON TREVOR	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	IPP FOR CONNECTE	[illegible]	[illegible]	[illegible]	0	0	0
[illegible]		T ROWE PRICE GRP INC		[illegible]				
	07-04-2012	LYNN DI INC	[illegible]	[illegible]	100	0	0	0
	07-04-2012	LYNN DI INC	[illegible]	[illegible]	100	0	0	0
	[illegible]	IPP TRUST VINCEN	[illegible]	[illegible]	140	0	0	0
	[illegible]	IPP TRUST VINCEN	[illegible]	[illegible]	140	0	0	0
	11-15-2012	KIRSEL GARRY	[illegible]	[illegible]	[illegible]	0	0	0
	11-15-2012	KIRSEL GARRY	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	ADLIN DAWN	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	ADLIN DAWN	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	ADVANTAGE STAFF	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	ADVANTAGE STAFF	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	IPP TRUST [illegible]	[illegible]	[illegible]	119	0	0	0
	[illegible]	IPP TRUST [illegible]	[illegible]	[illegible]	119	0	0	0
	07-04-2012	HANSEN ALFRED	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	HANSEN ALFRED	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	WASYLYSHYN ALEX	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	WASYLYSHYN ALEX	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	CLARKE CURTIS	[illegible]	[illegible]	[illegible]	0	0	0
	07-04-2012	CLARKE CURTIS	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	JIREH CAPITAL LT	[illegible]	[illegible]	[illegible]	0	0	0
	[illegible]	JIREH CAPITAL LT	[illegible]	[illegible]	[illegible]	0	0	0

INSTITUTIONAL SERVICES

TD Waterhouse

Security Record and Positions Report

Date	Account Short Name	Account Number	Account Type	IIR	Current Quantity	Safe Keeping Segregated Quantity	Pending Quantity	Registered Quantity
10-11-2012	IPP TRUST MUTH	8YQ[illegible]		[illegible]	190	0	0	0
10-11-2012	IPP TRUST MUTH	8YQ[illegible]		[illegible]	190	0	0	0
08-30-2012	IPP TRUST TOMANE	8YQ[illegible]		[illegible]	400	0	0	0
08-30-2012	IPP TRUST TOMANE	8YQ[illegible]		[illegible]	400	0	0	0
08-[illegible]-2012	COSCO JOHN	8YQ[illegible]		Y[illegible]	230	0	0	0
08-[illegible]-2012	COSCO JOHN	8YQ[illegible]		Y[illegible]	230	0	0	0
07-04-2012	ROUSELL JUNE	8YQ[illegible]		Y[illegible]	41	0	0	0
07-04-2012	ROUSELL JUNE	8YQ[illegible]		Y[illegible]	41	0	0	0
[illegible]	777[illegible] ALBERTA L	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
[illegible]	777[illegible] ALBERTA L	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
07-04-2012	IPP FOR ALLAN RO	8YQ[illegible]A		Y[illegible]	[illegible]	0	0	0
07-04-2012	IPP FOR ALLAN RO	8YQ[illegible]A		Y[illegible]	[illegible]	0	0	0
07-06-2012	HARRISON COOPER	8YQ[illegible]		Y[illegible]	279	0	0	0
07-06-2012	HARRISON COOPER	8YQ[illegible]		Y[illegible]	279	0	0	0
11-06-2012	IPP FOR TIMOTHY	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
11-06-2012	IPP FOR TIMOTHY	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
10-02-2012	MORRISSEY MICHAE	8YQ[illegible]		Y[illegible]	70	0	0	0
10-02-2012	MORRISSEY MICHAE	8YQ[illegible]		Y[illegible]	70	0	0	0
08-20-2012	ALENIUS TIM	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
08-20-2012	ALENIUS TIM	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
07-04-2012	LISSKE MICHAEL	8YQ[illegible]		Y[illegible]	47	0	0	0
07-04-2012	LISSKE MICHAEL	8YQ[illegible]		Y[illegible]	47	0	0	0
06-27-2012	JANICE LAVOIE	8YQ[illegible]		Y[illegible]	1[illegible]	0	0	0
11-06-2012	MELANIE S WATSON	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
09-25-2012	[illegible] P & M	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
09-18-2012	DAVISON CAROL	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
11-01-2012	SCHULTZ EDWARD	8YQ[illegible]		Y[illegible]	400	0	0	0
07-04-2012	VIESER GLEN	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
[illegible]	[illegible] PATRICIA	8YQC125		Y[illegible]	170	0	0	0
07-04-2012	IPP FOR BARRY &	8YQC[illegible]		Y[illegible]	[illegible]	0	0	0
[illegible]	[illegible] ALBERTA	8YQC[illegible]A		Y[illegible]	75	0	0	0
07-11-2012	HAYWARD ROBERT	8YQC[illegible]		Y[illegible]	[illegible]	0	0	0
08-15-2012	DOWLER NOEL	8YQC[illegible]T		Y[illegible]	[illegible]	0	0	0
07-17-2012	IPP FOR GORDON A	8YQC[illegible]		Y[illegible]	347	0	0	0
07-[illegible]-2012	IPP FOR KEN SARG	8YQC[illegible]		Y[illegible]	276	0	0	0
11-14-2012	LEMAISTRE MARGAR	8YQC[illegible]		Y[illegible]	115	0	0	0
10-21-2012	DURRIE JOAN	8YQC[illegible]		Y[illegible]	115	0	0	0
10-11-2012	STAWNICKY RICHAR	8YQC[illegible]		Y[illegible]	[illegible]	0	0	0
[illegible]	HERNANDEZ BARBAR	8YQC[illegible]		Y[illegible]	44	0	0	0
[illegible]	HORNE TERY	8YQC[illegible]		Y[illegible]	141	0	0	0
[illegible]	IPP FOR AL JANDU	8YQC[illegible]		Y[illegible]	100	0	0	0
[illegible]	PROCYSHYN MINA	8YQC[illegible]		Y[illegible]	38	0	0	0
[illegible]	TOMANEK LEANNE	8YQC7[illegible]		Y[illegible]	48	0	0	0
[illegible]	SCOTT LISA LP	8YQC778		Y[illegible]	41	0	0	0
04-29-2012	LEMAISTRE CHRIST	8YQC7[illegible]		Y[illegible]	48	0	0	0
[illegible]	IPP FOR REVTECH	8YQC[illegible]		Y[illegible]	[illegible]	0	0	0
06-19-2012	GOODBRAND IAN	8YQC[illegible]		Y[illegible]	48	0	0	0
08-12-2012	CHANT RICHARD	8YQC[illegible]		Y[illegible]	250	0	0	0
[illegible]	WHARTON TREVOR	8YQC[illegible]		Y[illegible]	200	0	0	0
[illegible]	IPP FOR CONNECTS	8YQC[illegible]		Y[illegible]	97			
	PROCTER & GAMBLE CO.		Cusip=742718109					
07-04-2012	LYNN DI INC	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
07-04-2012	LYNN DI INC	8YQ[illegible]A		Y[illegible]	[illegible]	0	0	0
10-[illegible]-2012	IPP TRUST VINCEN	8YQ[illegible]		Y[illegible]	150	0	0	0
10-[illegible]-2012	IPP TRUST VINCEN	8YQ[illegible]		Y[illegible]	150	0	0	0
11-04-2012	KEIBEL GARRY	8YQ[illegible]T		Y[illegible]	84	0	0	0
11-0[illegible]-2012	KEIBEL GARRY	8YQB21T		Y[illegible]	84	0	0	0
07-04-2012	AQUIN DAWN	8YQ[illegible]		Y[illegible]	40	0	0	0
07-04-2012	AQUIN DAWN	8YQ[illegible]		Y[illegible]	40	0	0	0
07-04-2012	ADVANTAGE STAFF	8YQ[illegible]A		Y[illegible]	54	0	0	0
07-04-2012	ADVANTAGE STAFF	8YQ[illegible]A		Y[illegible]	54	0	0	0
08-13-2012	IPP TRUST QUIGLE	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
08-13-2012	IPP TRUST QUIGLE	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
07-04-2012	HANSEN LORRAINE	8YQ[illegible]		Y[illegible]	167	0	0	0
07-04-2012	HANSEN LORRAINE	8YQ[illegible]		Y[illegible]	167	0	0	0
10-29-2012	SCHULTZ EDWARD	8YQ[illegible]T		Y[illegible]	1[illegible]	0	0	0
10-29-2012	SCHULTZ EDWARD	8YQ[illegible]T		Y[illegible]	1[illegible]	0	0	0
07-05-2012	WASYLYSHYN ALEX	8YQ[illegible]T		Y[illegible]	[illegible]	0	0	0
07-05-2012	WASYLYSHYN ALEX	8YQ[illegible]T		Y[illegible]	[illegible]	0	0	0
07-04-2012	CLARKE CURTIS	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
07-04-2012	CLARKE CURTIS	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
07-04-2012	GODBOUT PAUL	8YQ[illegible]		Y[illegible]	42	0	0	0
07-04-2012	GODBOUT PAUL	8YQ[illegible]		Y[illegible]	42	0	0	0
07-04-2012	JIREH CAPITAL LT	8YQ[illegible]		Y[illegible]	149	0	0	0
07-04-2012	JIREH CAPITAL LT	8YQ[illegible]		Y[illegible]	149	0	0	0
07-04-2012	MUTH D & D	8YQ[illegible]A		Y[illegible]	39	0	0	0
07-04-2012	MUTH D & D	8YQ[illegible]A		Y[illegible]	39	0	0	0
07-04-2012	IPP TRUST TOMANE	8YQ[illegible]		Y[illegible]	271	0	0	0
07-04-2012	IPP TRUST TOMANE	8YQ[illegible]		Y[illegible]	271	0	0	0
07-04-2012	COSCO JUDITH	8YQ[illegible]		Y[illegible]	197	0	0	0
07-04-2012	COSCO JUDITH	8YQ[illegible]		Y[illegible]	197	0	0	0
07-04-2012	ROUSELL JUNE	8YQ[illegible]		Y[illegible]	34	0	0	0
07-04-2012	ROUSELL JUNE	8YQ[illegible]		Y[illegible]	34	0	0	0
08-23-2012	777[illegible] ALBERTA L	8YQ[illegible]		Y[illegible]	22[illegible]	0	0	0
08-2[illegible]-2012	777247 ALBERTA L	8YQ[illegible]		Y[illegible]	[illegible]	0	0	0
07-04-2012	IPP FOR ALLAN RO	8YQ[illegible]A		Y[illegible]	[illegible]	0	0	0
07-04-2012	IPP FOR ALLAN RO	8YQ[illegible]A		Y[illegible]	[illegible]	0	0	0
07-04-2012	CHANT R & J	8YQ[illegible]		Y[illegible]	204	0	0	0
07-04-2012	CHANT R & J	8YQ[illegible]		Y[illegible]	204	0	0	0
09-19-2012	HARRISON COOPER	8YQ[illegible]		Y[illegible]	280	0	0	0
09-19-2012	HARRISON COOPER	8YQ[illegible]		Y[illegible]	280	0	0	0

<u>EXHIBIT D</u>

MARYLAND LEGAL OPINION



DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
www.dlapiper.com

T 410.580.3000
F 410.580.3001

December 13, 2013

Board of Directors
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

Re: Maryland General Corporation Law:
Stockholder Proposal for Inclusion in 2014 Proxy Statement

Ladies and Gentlemen:

You have requested our opinion as to whether a stockholder proposal (the "Proposal") received by T. Rowe Price Group, Inc., a Maryland corporation (the "Corporation"), for your next annual meeting of stockholders is a proper subject for action by stockholders under the Maryland General Corporation Law (the "MGCL").

The Proposal requests the following resolutions be included in the Corporation's proxy statement for its 2014 annual meeting of stockholders (the "Proxy"):

> **PROPOSAL — Total Executive Compensation Gross Pay Cap at $5,000,000**
>
> RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to FIVE MILLION DOLLARS.

In short, the Proposal requires the board of directors to impose a limit on the amount of executive compensation. As discussed more fully below, the stockholders of the Corporation do not have the power to require the Corporation to take the action mandated by the Proposal, and the Proposal is not a proper subject for action by stockholders under the MGCL.

In connection with this opinion, we have reviewed the charter of the Corporation (the "Charter"), the bylaws of the Corporation, as amended and restated as of February 12, 2009 (the "Bylaws"), and such matters of law as we have deemed necessary or appropriate to issue this opinion.



A. *The board of directors of a Maryland corporation has the exclusive power to supervise the business and affairs of the corporation, except as provided by statute, charter or bylaw.*

Section 2-401 of the MGCL vests in the board of directors of a Maryland corporation broad, and in many instances, exclusive powers. Specifically, Section 2-401 of the MGCL provides that:

> (a) *Management.*- The business and affairs of a corporation shall be managed under the direction of a board of directors.
>
> (b) *Power of board.*- All powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation.

(Emphasis added.) Thus, Section 2-401 of the MGCL requires that the business and affairs be managed under the direction of the board and vests the exclusive authority to exercise the powers of the corporation in the board, except such powers as are specifically conferred on the corporation's stockholders by statute or by its charter or bylaws.

Maryland courts recognize that the power granted to the board of directors of a Maryland corporation by Section 2-401 of the MGCL is exclusive, and not shared by its stockholders:

> Except to the extent that a transaction or decision must, by law or by virtue of the corporate charter, be approved by the shareholders, the directors, either directly or through the officers they appoint, exercise the powers of the Corporation. *See* Maryland Code 2-401 *of the Corporations and Associations Article*. Shareholders are not ordinarily permitted to interfere in the management of the company; they are the owners of the company but not its managers.

Werbowsky v. Collomb, 362 Md. 581, 599 (2001). *See also, Hecht v. Resolution Trust Corp.*, 333 Md. 324, 332-33 (1994) ("Maryland law provides that directors of a corporation exercise all powers of the corporation, unless conferred on or reserved to stockholders.") (Footnotes omitted.)

Rather than vary from the statutory rule, Section 2.01 of Article II of the Bylaws, using language that is nearly identical to that of Section 2-401 of the MGCL, grants the Board of Directors of the Corporation the exclusive power to manage the business and affairs of the Corporation:

> SECTION 2.01. Function of Directors. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors. All powers of the Corporation may be exercised by or



under authority of the Board of Directors, except as conferred on or reserved to the stockholders by statute or by the Charter or By-Laws.

Accordingly, unless Maryland law, the Charter or the Bylaws specifically confer upon the stockholders of the Corporation the authority to limit the amount of compensation paid to executive officers, the Corporation's stockholders do not have the power to present and vote on the Proposal.

B. *Neither the MGCL nor the Charter or Bylaws confers upon the stockholders of the Corporation the power to present and vote on the Proposal.*

The MGCL confers the power to vote on certain matters upon a stockholder of a Maryland corporation. For example, a stockholder of a Maryland corporation may, generally, vote on the election and removal of directors, amendment of the charter, amendment of the bylaws of the corporation (unless that power has been reserved to the corporation's directors), mergers, dissolutions and other extraordinary transactions.

However, the MGCL does not, nor does any other Maryland statute, confer upon the stockholders of a Maryland corporation the power to limit the amount of compensation paid to executive officers of a corporation. No Maryland court has ever recognized a stockholder's authority to determine the compensation to be paid to executive officers. Moreover, neither the Charter nor the Bylaws confer any power upon the Corporation's stockholders to determine executive compensation.

In view of Section 2-401 of the MGCL and the provisions of the Charter and the Bylaws, it is our opinion that the Proposal is not a proper subject for action by stockholders under the MGCL.

The foregoing opinion is limited to the MGCL, and judicial interpretations thereof, in effect on the date hereof and we do not express any opinion herein concerning any law other than the MGCL. Furthermore, the foregoing opinion is limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any provision of the MGCL, or any judicial interpretation of any provision of the MGCL, changes after the date hereof.

The opinion presented in this letter is solely for your use in connection with the Proposal and may not be relied upon by any other person or entity, or by you for any other purpose, without our prior written consent. However, we consent to inclusion of this opinion with a request by you to the Securities and Exchange Commission (the "Commission") for concurrence by the Commission with your decision to exclude the Proposal from the Proxy.

Very truly yours,

DLA Piper LLP (US)

EAST\66754744.1